UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company)

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Person Filing Statement)

AMERICAN DEPOSITARY SHARES, OR ADSs, EACH TWENTY (20) ADSs REPRESENTING ONE (1) COMMON SHARE,

PAR VALUE KRW10,000 PER SHARE

(Title of Class of Securities)

25862B109*

(CUSIP Number of Class of Securities)

Joseph A. Sigrist

Chief Financial Officer

c/o DoubleDown Interactive LLC

6671 S. Las Vegas Blvd., Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, California 90067 Tel: +1-310-586-7700	Doron Lipshitz Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 Tel: +1-212-801-9200	Suni Sreepada Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036-8704 Tel: +1-212-596-9000	Jaewoo Lee Ropes & Gray LLP POSCO Tower Yeoksam 21F, 134 Teheran-ro, Gangnam-gu Seoul 06235, Republic of Korea Tel: +82-2-2141-5900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each twenty (20) ADSs representing one (1) Common Share.

This Schedule 14D-9 filing relates solely to preliminary communications concerning the proposed Transactions (as defined below). On November 9, 2026, DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of the Republic of Korea (the “Company”), and DoubleU Games Co., Ltd., a company incorporated under the laws of the Republic of Korea (“DoubleU Games”), issued a joint press release announcing the execution of a Tender Offer and Post-Offer Cooperation Agreement (the “Transaction Agreement”) between DoubleU Games and the Company. DoubleU Games currently owns approximately 67.05% of the Company’s issued and outstanding common shares, par value KRW10,000 per share (“Common Shares,” with each ADS representing one-twentieth (1/20) of one Common Share). Pursuant to the Transaction Agreement, DoubleU Games has agreed to commence a cash tender offer (the “Offer”) to purchase all of the outstanding American Depositary Shares of the Company (the “ADSs”) not owned by DoubleU Games or its affiliates and, if the Offer is completed, to purchase the remaining Common Shares of the Company (including held in the form of ADSs) through a second-step transaction under the Korean Commercial Act (the “Post-Offer Transaction” and, together with the Offer and the other transactions contemplated by the Transaction Agreement, the “Transactions”).

This Schedule 14D-9 filing consists of the following communications related to the proposed Offer:

(i)	Joint Press Release, issued November 9, 2026 (Exhibit 99.1)

(ii)	Report on Form 6-K (excluding the exhibits thereto), furnished to the Securities and Exchange Commission (the “SEC”) on November 9, 2026 (Exhibit 99.2)

In addition, to the extent not attached hereto as exhibits, the information set forth in such Form 6-K furnished to the SEC on November 9, 2026, including all exhibits attached thereto, is incorporated herein by reference.

Additional Information and Where to Find It

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell ADSs or any other securities of the Company, nor is it a substitute for the tender offer materials that the Company or DoubleU Games will file with the SEC upon the commencement of the Offer. At the time the Offer is commenced, DoubleU Games will file with the SEC a Tender Offer Statement on Schedule TO, DoubleU Games and the Company will file a Rule 13e-3 Transaction Statement on Schedule 13E-3 (which may be combined with the Schedule TO), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF ADSs ARE URGED TO READ THESE DOCUMENTS CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. Holders of ADSs may obtain a free copy of these materials (when available) and all other documents filed by the Company or DoubleU Games with the SEC on the SEC’s website at www.sec.gov. Free copies of the Solicitation/Recommendation Statement will also be made available by the Company by contacting the Company at ir@doubledown.com, or by visiting the Company’s website (www.doubledowninteractive.com).

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 filing, including the exhibits hereto, contains forward-looking statements related to the Company, DoubleU Games and the Transactions that involve substantial risks and uncertainties. Forward-looking statements include, but are not limited to, statements using words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” “could,” “should” and similar expressions. In this Schedule 14D-9 filing, forward-looking statements include statements about the ability of the parties to satisfy the conditions to the Offer and to complete the Post-Offer Transaction, the expected timetable for completing the Transactions, and the Company’s plans, objectives, expectations and intentions. Risks and uncertainties that might affect the Company or the Transactions include, but are not limited to, those relating to: uncertainties as to how many holders of ADSs will tender their ADSs in the Offer; the possibility that the minimum tender condition (which may be reduced by DoubleU Games, with the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed, to not lower than 90%, but not waived) or the other conditions to the Offer will not be satisfied or, where permitted, waived, or that the majority-of-the-minority condition (which is not waivable) will not be satisfied; the risk that the Post-Offer Transaction is not completed in a timely manner or at all, including if the special resolution of DoubleU Games’ shareholders required for certain forms of the Post-Offer Transaction is not obtained; the risk that any governmental approvals or filings that may be required for the Transactions are delayed, are not obtained or made, or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement; the effects of the Transactions (or their announcement) on the trading price of the ADSs and on the Company’s relationships with employees, business partners, governmental entities and other third parties, and the possibility that the Transactions disrupt current plans and operations, adversely affect employee retention or divert management’s attention; the restrictions imposed by the Transaction Agreement on the conduct of the Company’s business from the date of the Transaction Agreement until the earlier of the time at which DoubleU Games first accepts for payment ADSs validly tendered and not validly withdrawn pursuant to the Offer and the termination of the Transaction Agreement; legal proceedings that may be instituted relating to the Transactions; fluctuations in the exchange rate between the Korean won and the U.S. dollar; and the risks described under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and the Company’s other filings with and submissions to the SEC, as well as the Schedule TO, the Schedule 13E-3 and the other tender offer documents to be filed by DoubleU Games and the Schedule 14D-9 to be filed by the Company. There can be no guarantee that the Transactions will be completed in the anticipated timeframe or at all. These forward-looking statements are based on information currently available to the Company and speak only as of the date hereof. You are cautioned not to place undue reliance on such forward-looking statements, and the Company does not intend to update any of these forward-looking statements, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, issued November 9, 2026

99.2	Report on Form 6-K (excluding the exhibits thereto), furnished to the SEC on November 9, 2026